Telesis Technology Corporation Reports Third Quarter and Nine-Month Results for 2005.

Palmetto, Florida – November 15th, 2005 – Telesis Technology Corporation (OTC: TLST) today announced results for the third quarter ended September 30, 2005.

Sales revenue for the three months ended on September 30, 2005 was $ 802,729.00 compared with $ 260,198 for the same period ended a year earlier in 2004.  This was an increase of 208%.  Gross Profit for the three months ended on September 30, 2005 was $ 184,652 compared with $ 133,773 for the same period in 2004.  This was an increase of 38%.  Telesis Technology Corporation reported a net income before taxes for three months ended September 30, 2005 of $ 77,278.00 compared with $ 30,527 for the same period in 2004.  This was an increase of 153%

Sales revenue for the nine months ended on September 30, 2005 was $ 2,426,758.00 compared with $ 938,327.00 for the same period ended a year earlier in 2004.  This was an increase of 159%.  Gross Profit for the nine months ended on September 30, 2005 was $ 572,020.00 compared with $ 351,356 for the same period ended a year earlier in 2004.  This was an increase of 63%.  The company reported a net income before taxes for the nine months ended September 30, 2005 of $ 262,407.00 compared with $ 94,596.00 for the same period in 2004.  This was an increase of 178%

"Telesis reported an outstanding third quarter and Nine months result," said Mr. Hasit Vibhakar, Chairman, CEO & President of Telesis Technology Corporation. "Record sales and profitability were achieved for the three and nine month periods, and we were able to grow the company organically all along. The company today has achieved a milestone in that it has produced 12 consecutive quarters of positive revenue growth and positive net income.  I am pleased with our performance to date considering the company was only founded 3 years ago.  The company has also not accumulated any deficits since inception."

About Telesis Technology Corporation

Telesis Technology Corporation is a Federal Aerospace and Defense Contractor.  Telesis Technology Corporation has several operating divisions with main locations in Palmetto, Florida, and Superior, Nebraska.  Company information can be obtained at http://www.telesistechnology.com

Forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation & Reform Act of 1995. In this press release, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation, the Company's ability to obtain additional financing to implement its business strategy, the delay or failure to properly manage growth and successfully integrate acquired companies and operations, lack of geographic diversification, imposition of new regulatory requirements affecting its business, a downturn in the general economic conditions, and other risks detailed from time to time in the Company's periodic reports filed with the SEC.

Contact:

Investor Relations

Telesis Technology Corporation

941-795-7441 ext: 228

ir@telesistechnology.com